

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 20, 2016

Via E-mail
Gary L. Fischer
Chief Financial Officer and Corporate Secretary
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

> **Re:** **AXT, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 000-24085**

Dear Mr. Fischer:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery